Exhibit 99.1

June 22, 2026	Media Release

TELUS Friendly Future Foundation Gala raises record $3M to transform lives of underserved youth across Canada with Lionel Richie headlining event

The funds raised will fuel the TELUS Friendly Future Foundation’s goal of providing more than 500 bursaries and 500 charitable grants this year, in support of thousands of young Canadians facing financial, social and educational barriers

Toronto, ON — The TELUS Friendly Future Foundation's Together for Tomorrow Gala raised a record-breaking $3M on June 18, creating new opportunities for underserved youth across Canada through post-secondary bursaries and community programs designed to help them thrive. More than 800 guests gathered for an evening of entertainment and impact, highlighted by an exclusive headline performance by four-time Grammy award winner Lionel Richie. The event was held at the iconic TELUS Centre for Performance and Learning in Toronto and also welcomed TELUS Student Bursary recipients and grant beneficiaries as honoured guests.

Presented by TELUS, the gala brought together hundreds of leaders from Canada's business, philanthropic, technology, and arts communities. The evening's generous support will fund the TELUS Student Bursary program and TELUS Community Board Grants, supporting thousands of young Canadians through bursaries, mentorship opportunities and community-based programs that help remove barriers to education, employment and well-being.

The evening builds on the recent announcement of TELUS President and Chief Executive Officer Darren Entwistle and Fiona Entwistle's landmark $1 million personal donation to the TELUS Friendly Future Foundation. This transformative gift officially launched the Entwistle Technology Bursary, designed to open doors for youth in financial need pursuing post-secondary education in science, math, and technology who are committed to making a positive difference in their communities. The generous donation has inspired further community support, as evidenced by the exceptional fundraising results from last Thursday’s gala.

“When we bring together passionate supporters, business leaders, philanthropists and community partners who are all dedicated to empowering young Canadians to reach their full potential, we are investing in the innovators and changemakers of tomorrow,” said Darren Entwistle, President and CEO, TELUS. “The generosity demonstrated tonight will help remove barriers and create pathways to education for Canada's next generation of leaders who exemplify a passion for social purpose in their communities! The Together for Tomorrow Gala, and the $3 million raised by generous supporters, is a testament to our belief that doing well in business and doing good in our communities are mutually inclusive. Together, we are helping to ensure young people are able to achieve their dreams of a post-secondary education and an opportunity to help shape the future of our communities, our country and our world.”

“Our third annual gala united Canadians from coast to coast who believe in the power of investing in youth,” said Nimmi Kanji, Executive Director, TELUS Friendly Future Foundation. "The funds raised at the gala will directly support our mission to remove barriers and ensure that every young person in Canada, regardless of their circumstances, has the opportunity to reach their full potential. From affordability pressures, mental health challenges and other barriers to accessing education and employment, too many young Canadians face obstacles that can limit their potential. The support generated through our gala will help ensure those barriers do not define their future. This evening demonstrates Canada's unwavering commitment to unlocking their potential."

“Canadians came together to raise a record amount for youth at a time when affordability, mental health and educational barriers are making it harder than ever for young people to succeed,” said Juggy Sihota, Chair, TELUS Friendly Future Foundation. “I'm deeply inspired by the support and participation from our business leaders, philanthropists and community partners who believe that investing in youth is investing in Canada's future. The money raised at the gala will create lasting pathways for underserved young Canadians to break down barriers of entry, pursue their dreams and become the changemakers our country needs.”

Building on the success of the first two galas, this year's third annual event brings the three-year total to over $8.1M. This achievement reinforces the Foundation's position as Canada's preeminent corporate foundation dedicated to youth empowerment. Since inception, the TELUS Friendly Future Foundation and TELUS Community Boards across Canada have provided $140 million to support youth. In 2025 alone, the Foundation exceeded $10 million in awarded TELUS Student Bursaries and Community Board grants.

Since 2000, TELUS and its team members have contributed more than $1.85 billion in cash, in-kind contributions, time and programs and volunteered 2.5 million days to support communities around the world.

The Foundation extends sincere gratitude to presenting sponsor TELUS, and all donors, sponsors and partners who made this remarkable event possible, including:

●	Luminary Sponsor: Darren & Fiona Entwistle
●	Trailblazer Sponsor: RBC Capital Markets
●	Innovator Sponsors: AECON, Asurion, Amazon, BGIS, CIBC, Garofalo Family Foundation, Google Cloud, Ledcor, National Bank, Samsung, The&Partnership, TD Securities, WestJet
●	Activation sponsors: AFL, Amdocs, BMO Capital Markets

Every young person deserves the chance to reach their full potential. To support the TELUS Friendly Future Foundation's mission of helping underserved youth across Canada access education, opportunity and brighter futures, visit friendlyfuture.com/donate. For organizations, foundations, and philanthropists interested in creating lasting impact through named bursary opportunities or strategic partnerships, please contact Louise Malhotra at lmalhotra@friendlyfuture.com.

A sustainable legacy through TELUS Shares

Following the May 4 announcement of a landmark $1 million personal donation from Darren and Fiona Entwistle, TELUS Corporation (“TELUS”) and the TELUS Friendly Future Foundation are providing further details regarding the long-term investment strategy for the gift. The TELUS Friendly Future Foundation intends to sell donated securities it has received from Darren and Fiona Entwistle and use the resulting proceeds - as well as an additional cash donation - to purchase common shares of TELUS ("TELUS Shares") as part of its investment strategy, in keeping with the request from Mr. Entwistle. The TELUS Friendly Future Foundation also intends to use the dividends generated from these shares as a source of funding for the newly created Entwistle Technology Bursary.

Acquisition of TELUS Shares

The TELUS Friendly Future Foundation intends to purchase TELUS Shares with an aggregate value of approximately $1,050,000 CAD through purchases on the New York Stock Exchange, in compliance with applicable U.S. securities laws. The number of TELUS Shares is not known at this time. The number of TELUS Shares actually acquired will depend on the net proceeds obtained from the sale of donated securities, the prevailing market price of the TELUS Shares and applicable foreign exchange rates at the time purchases are made. Purchases are expected to commence after June 29. The purchases are being made solely to fulfill Mr. Entwistle’s request to establish a long-term restricted fund for the TELUS Friendly Future Foundation’s charitable purposes. As a result of the relationship between the TELUS Friendly Future Foundation and TELUS, the purchases represent an indirect issuer bid and will be made in reliance on an exemption from the formal requirements applicable to issuer bids under applicable Canadian securities laws.

Caution regarding Forward-Looking Statements

This news release contains statements about future events and plans that are forward-looking, including statements relating to the TELUS Friendly Future Foundation’s intention to purchase TELUS shares and to use dividends from the TELUS shares as a source of funding for bursaries. These forward-looking statements are made based on a number of assumptions about the availability of TELUS shares for purchase, the trading price of those shares at the time of purchase, and the expectations regarding dividends that the TELUS board of directors may declare in the future. Decisions regarding dividends on TELUS shares are made by the TELUS board of directors, based on the Board’s assessment of a number of factors on a quarterly basis, including TELUS’ financial situation and outlook. These are subject to risks described in detail in TELUS’ 2025 annual Management’s discussion and analysis (MD&A) and first quarter 2026 MD&A, which are incorporated by reference herein, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). Readers are cautioned not to place undue reliance on forward-looking statements as there is significant risk that actual results may vary materially. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About the TELUS Friendly Future Foundation

The TELUS Friendly Future Foundation is driven by the conviction that every young person deserves the chance to reach their full potential.

As a Canadian registered charity and part of a larger global movement, we’re turning that belief into action. Since 2005, the Foundation and TELUS Community Boards have contributed $150 million in funding to over 11,000 charitable initiatives in Canada and around the world, helping to make the future friendly for millions of youth. In Canada, we have provided $140M in grants, and since launch of the TELUS Student Bursary program in 2023, we have also awarded 2,000 bursaries and counting, worth over $6 million, to deserving students nationwide, helping to ensure that every young person in Canada who wants a post-secondary education will get one.

Every year, we empower underserved youth, helping them build the skills, confidence, and lasting sense of belonging they need to thrive by funding over 500 grassroots charities and awarding over 500 bursaries. In 2025 alone, our Canadian impact exceeded $10 million in grants and TELUS Student Bursaries, directly supporting critical youth-focused health and education programs and empowering the next generation of changemakers to pursue their post-secondary dreams.

For more information on the TELUS Friendly Future Foundation, please visit friendlyfuture.com or follow @FriendlyFutureFoundation on Instagram and LinkedIn.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 17 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing approximately 170 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a postsecondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service—earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com or follow @Darren_Entwistle on Instagram.

For more information, please contact:

Camille Grenier

TELUS Media Relations

camille.grenier@telus.com

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